Broadcom Business Press Contact Bob Marsocci Vice President, Corporate Communications 949-926-5458 bmarsocci@broadcom.com	Broadcom Financial Analyst Contact T. Peter Andrew Vice President, Corporate Communications 949-926-5663 andrewtp@broadcom.com
Broadcom Raises All-Cash Tender Offer for Emulex to $11.00 Per Share
Urging Support for Negotiated Transaction, Drops Consent Solicitation, Litigation
Broadcom Does Not Intend to Nominate Alternative Board Candidates
Represents Broadcom’s Best Offer for Expedited Transaction; Offer Expires July 14
IRVINE, Calif., June 29 /PRNewswire-FirstCall/ — Broadcom Corporation (Nasdaq: BRCM) today announced that it raised its tender offer for all of the currently outstanding shares of common stock (including the associated preferred stock purchase rights) of Emulex Corporation (NYSE: ELX) from $9.25 to $11.00 per share in cash, representing a total equity value of approximately $912 million. As required by law, Broadcom will extend its tender offer for an additional 10 business days, until midnight New York City time, July 14, 2009.
This is the best offer Broadcom intends to make, reflecting Broadcom’s assessment of the publicly available information on Emulex and the value Broadcom anticipates to itself from an expedited transaction. The offer represents a premium of 66% to Emulex’s closing stock price on April 20, 2009, the day before Broadcom announced its initial offer; of 93% to the average closing price for the 30 trading days before Broadcom’s initial offer; of approximately 149% to Enterprise Value (see Note 1) on the day before Broadcom’s initial offer; of 69% to the analysts’ median 12-month price target for Emulex on the day before Broadcom’s initial offer. Broadcom recognizes that, in the absence of its offer, Emulex’s share price would have continued to fluctuate in the two months since Broadcom’s initial offer. Had the Emulex stock traded in line with the stock of its closest peer, QLogic Corp. (up 7.6% since April 20, 2009), it would be $7.11 today. Broadcom’s revised offer represents a premium to this implied current share price of 55%.
Scott A. McGregor, President and Chief Executive Officer of Broadcom, today sent the following letter to Emulex’s Board of Directors outlining Broadcom’s desire to complete the transaction on a friendly, reasonable and expedited basis:
June 29, 2009
The Board of Directors of Emulex Corporation

c/o Paul F. Folino
Executive Chairman of the Board of Directors
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626
Dear Paul:
I am writing on behalf of the Board of Directors of Broadcom Corporation. As we have said since our first indication of interest last December, we believe combining our two companies will create significant value for our respective shareholders, employees, customers and partners. We believe the best way to realize this value is to act now to capitalize on the opportunities our two companies could create together. Delay — and its associated business risks and financial costs — erode the value of a combination. This is especially so because Broadcom has other value-creating opportunities. We believe it is in the interest of each company’s stakeholders to complete a transaction expeditiously or to conclude that we cannot, and move on.
In the interest of bringing this matter to a rapid conclusion through a negotiated transaction, Broadcom is increasing its offer from $9.25 to $11.00. This is the best offer Broadcom intends to make and reflects Broadcom’s assessment of the publicly available information on Emulex and the value Broadcom anticipates for itself from an expedited transaction. We are amending our tender offer today to reflect our revised offer price. This price represents a premium of:
•	66% to Emulex’s closing stock price on April 20, 2009, the day before we announced our initial offer;

•	93% to the average closing price for the 30 trading days before our initial offer;

•	Approximately 149% to Enterprise Value on the day before our initial offer;

•	69% to the analysts’ median 12-month price target for Emulex on the day before our initial offer.
We recognize that, in the absence of our offer, Emulex’s share price would have continued to fluctuate in the two months since our initial offer. Had the Emulex stock traded in line with the stock of its closest peer, QLogic Corp. (up 7.6% since April 20, 2009), it would be $7.11 today. Our revised offer represents a premium to this implied current share price of 55%.
In view of the defenses that Emulex erected in response to our approach in December 2008 (and the projections your management has presented to the market), the only expeditious path forward we see is one that your current Board of Directors endorses. Neither our consent solicitation nor our Delaware litigation supports that outcome. Our goal from the start of this process was to negotiate a friendly and timely transaction. Therefore, in a final effort to engage Emulex’s current Board of Directors, we will cease soliciting consents from Emulex’s stockholders to amend Emulex’s bylaws and to hold a special meeting of stockholders. At the same time, we have instructed our Delaware counsel to dismiss the lawsuit in which we challenged the validity of Emulex’s supermajority voting bylaw and its “poison pill” anti-takeover device.
Since last December, we have sought to engage Emulex constructively and professionally. We hope this new approach will lead to a mutually beneficial dialogue and, ultimately, to a friendly transaction. The arguments in favor of this combination are substantial. Together, the talented employees of our two companies could accelerate the convergence of Ethernet and Fibre Channel. Broadcom’s technology, scale, track record of execution, and highly successful history of acquisitions, along with Emulex’s considerable strengths today would make a terrific combination for our combined employees and our customers.
In contrast, it remains unclear to us that Emulex is likely to achieve value for its shareholders greater than our significantly enhanced cash offer within a reasonable period of time on a standalone basis. We hope you and your Board will balance your optimistic view of your prospects to be the dominant player in the CNA market by FY2012 with a realistic assessment of the risks associated with achieving your projections, the intense competition you will face in the market, and the headwinds you will encounter from a core market that is in long term decline.
Paul, if we move quickly to combine our two companies with the speed required by market dynamics, great value can be delivered now to your shareholders and future opportunities created for ours. If not, we believe it is only prudent for Broadcom to consider other alternatives.
As required by law, we will extend our tender offer for an additional ten business days, until midnight New York City time on July 14, 2009. We intend to allow our offer to expire at the end of that period if the Emulex Board has not at that time indicated its support for the transaction that we have proposed.
Based on our assessment of the information we have and that is publicly available about Emulex, this proposal represents the best offer we can make based on an expedited transaction. We hope it is a proposal the Emulex Board will support and we look forward to your response.
Sincerely,
Scott A. McGregor
President and Chief
Executive Officer
cc: James M. McCluney
Note
Note 1 — Enterprise Value = Market Equity Value + Debt - Cash and Cash Equivalents.
About Broadcom

Broadcom Corporation is a major technology innovator and global leader in semiconductors for wired and wireless communications. Broadcom ® products enable the delivery of voice, video, data and multimedia to and throughout the home, the office and the mobile environment. We provide the industry’s broadest portfolio of state-of-the-art system-on-a-chip and software solutions to manufacturers of computing and networking equipment, digital entertainment and broadband access products, and mobile devices. These solutions support our core mission: Connecting everything®.
Broadcom is one of the world’s largest fabless semiconductor companies, with 2008 revenue of $4.66 billion, holds over 3,300 U.S. and over 1,300 foreign patents, and has more than 7,500 additional pending patent applications, and one of the broadest intellectual property portfolios addressing both wired and wireless transmission of voice, video, data and multimedia. Broadcom is headquartered in Irvine, Calif., and has offices and research facilities in North America, Asia and Europe. Broadcom may be contacted at +1.949.926.5000 or at www.broadcom.com.
This press release does not constitute an offer to buy or a solicitation of an offer to sell any securities. Broadcom has filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”) containing an offer to purchase all of the outstanding shares of common stock of Emulex Corporation (“Emulex”) for $11.00 per share. The tender offer is being made solely by means of the offer to purchase, and the exhibits filed with respect thereto (including the letter of transmittal), which contain the full terms and conditions of the tender offer. INVESTORS AND SECURITY HOLDERS OF EMULEX ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Broadcom Corporation through the Web site maintained by the SEC at http://www.sec.gov or by directing a request by mail to Innisfree M&A Incorporated at 501 Madison Avenue 20th Floor, New York, NY 10022, or by calling toll-free at (877) 687-1875 or collect at (212) 750-5833.
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